Exhibit 21.1

Subsidiaries of the Registrant, as of December 31, 2007

Subsidiary	Jurisdiction of Organization

AMN Healthcare, Inc.	Nevada

AMN Services, Inc.	North Carolina

AMN Staffing Services, Inc.	Delaware

O’Grady-Peyton International (USA), Inc.	Massachusetts

O’Grady-Peyton International (Australia) (Pty), Inc.	Australia

O’Grady Peyton International Recruitment U.K. Limited	United Kingdom

O’Grady-Peyton International (SA) (Proprietary) Limited	South Africa

O’Grady-Peyton International (Europe) Limited	United Kingdom

O’Grady Peyton International (India) Private Limited	India

International Healthcare Recruiters, Inc.	Delaware

The MHA Group, Inc.	Texas

Merritt, Hawkins & Associates	California

Staff Care, Inc.	Delaware

Med Travelers, Inc.	Texas

RN Demand, Inc.	Texas

MHA Allied Consulting, Inc.	Texas

Med Travelers, LLC	Delaware

Lifework, Inc	Colorado

Pharmacy Choice, Inc	Colorado

Rx Pro Health, Inc	Colorado